NO ACT

PE 1-16-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08021466

January 16, 2008

Received SEC
JAN 16 2008
Washington, DC 20549

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1/16/2008

Cornelius M. Courtney
Associate General Counsel
Office of the General Counsel
NYSE Euronext
11 Wall St.
New York, NY 10005

Re: NYSE Euronext

Dear Mr. Courtney:

This is in regard to your letter dated January 15, 2008 concerning the shareholder proposal submitted by Evelyn Y. Davis for inclusion in NYSE Euronext's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that NYSE Euronext therefore withdraws its December 28, 2007 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

William A. Hines
Special Counsel

cc: Evelyn Y. Davis
Watergate Office Building – Suite 215
2600 Virginia Ave., N.W.
Washington, DC 20037

Cornelius M. Courtney
Associate General Counsel
Office of the Genberal Counsel

NYSE Euronext

11 Wall St
New York, New York 10005
t 212.656.5932| f 212.656.8101
ccourtney@nyse.com

December 28, 2007

<u>VIA FEDERAL EXPRESS AND E-MAIL (CFLETTERS@SEC.GOV)</u>

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

Re: NYSE Euronext
Commission File No. 001-33392
<u>Omission of Shareholder Proposal – Rule 14a-8</u>

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), NYSE Euronext (the "Company") hereby gives notice of its intention to omit from its proxy statement for the Company's 2008 Annual Meeting of Stockholders ("Annual Meeting" a proposal (the "Proposal") submitted by Mrs. Evelyn Davis by letter dated September 17, 2007, and received by the Company on September 17, 2007.

The Proposal requests "[t]hat the Board of Directors take the necessary steps so that NO future NEW stock options are awarded to senior executive officers, nor any current stock options are repriced or renewed (unless there was a contract to do so on some)." As set forth in more detail below, the Company proposes to exclude the Proposal from its 2008 proxy materials under Rule 14a-8(i)(9). We hereby request confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action if, in reliance on Rule 14a-8(i)(9), the Company omits the Proposal from its 2008 proxy materials.

Pursuant to Rule 14a-8(j) under the Exchange Act, enclosed herewith are six copies of the Proposal, marked as <u>Exhibit A</u>. Further enclosed pursuant to Rule 14a-8(j) are six copies of this letter. By copy of this letter and accompanying material, the Company is notifying Mrs. Davis, pursuant to Rule 14a-8(j), of its intention to omit the Proposal from its 2008 proxy materials.

The Proposal directly conflicts with a Company proposal.
Rule 14a-8(i)(9) permits companies to exclude a shareholder proposal that "directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Company intends to propose at the 2008 Annual Meeting of Stockholders that

the stockholders ratify the adoption of the NYSE Euronext 2006 Stock Incentive Plan (the "Plan").

The purpose of the Plan is to enable the Company to offer "Eligible Employees and Non-Employee Directors stock-based incentives in the Company to attract, retain and reward such individuals and strengthen the mutuality of interests between such individuals and the Company's stockholders." The Plan is administered by the Compensation Committee of the Board of Directors. The Compensation Committee consists of five directors, each of whom is (1) an "independent director" within the meaning of Section 303A.02 of the New York Stock Exchange Listed Company Manual and (2) a "non-employee director" within the meaning of Rule 16b-3(b)(3)(i) under the Exchange Act. Subject to certain limitations on the number of shares that may underlie awards under the Plan, the Compensation Committee has plenary authority to determine the nature and amount of equity incentive awards, including stock options, to be awarded to employees, including senior executives, and non-employee directors of the Company.

We believe that the Proposal and the Company's proposal to ratify the Plan present alternative and conflicting decisions for the stockholders, and that submitting both proposals to a vote could provide inconsistent and ambiguous results. In the release implementing the current form of Rule 14a-8, the Commission noted that the Rule 14a-9 exclusion does not require that "proposals must be identical in scope or focus for the exclusion to be available."

The Staff has repeatedly allowed companies to omit from their proxy materials, in reliance on Rule 14a-8(i)(9), proposals to eliminate stock option compensation to directors and/or senior officers, at meetings where the company proposes adoption or ratification of a stock incentive plan.

- In *Crown Holdings, Inc.* (Feb. 4, 2004) the Staff permitted the omission of a proposal requesting the board and management to "consider discontinuing all rights, options, SARs and possible severance payments to top 5 of Management after expiration of existing plans or commitments."

- In *Goodrich Corporation* (Jan. 27, 2004), the Staff permitted omission of a resolution requesting the compensation committee to "utilize performance and time-based restricted share programs in lieu of stock options."

- In *Time Warner Inc.* (Mar. 3, 2003), the Staff permitted omission of a resolution urging the board to "adopt a policy prohibiting future stock option grants to senior executives."

- In *Baxter International Inc.* (Jan. 6, 2003), the Staff permitted omission of a resolution urging the board to "adopt a policy prohibiting future stock option grants to senior executives."

- In *Croghan Bancshares, Inc.* (Mar. 13, 2002), the Staff permitted omission of a proposal requesting the Board "not to include individual Directors in any stock option and incentive Plan."

- In *First Niagara Financial Group, Inc.* (Jan. 3, 2002), the Staff permitted omission of a proposal intended to end issuance of stock options to executive officers.

Action Requested

The Company believes that it may properly omit the Proposal from its 2008 proxy materials pursuant to Rules 14a-8(i)(9) for the reasons set forth above. The Company hereby respectfully requests confirmation that the Staff will not recommend enforcement action if the Company so omits the Proposal in reliance on such provision. If the Staff disagrees with the Company's conclusion that the Proposal may be so omitted from its 2008 proxy materials, the Company requests the opportunity to confer with the Staff prior to the issuance of its position. In addition, the Company would be pleased to provide the Commission with such further information regarding the matters that are the subject of the Proposal as the Staff may request.

We would greatly appreciate your prompt reply. We intend to mail our proxy materials on or around April 15, 2007, and, if we choose to follow the notice and access method in part, to post our proxy materials on an appropriate website on or about April 1, 2008.

* * *

Should you have any questions or comments regarding the foregoing, please contact the undersigned at (212) 656-5932. Please acknowledge receipt of this letter and enclosures by stamping the enclosed additional copy of this letter and returning it in the attached stamped reply envelope.

Very truly yours,

Enclosures

cc: Rachel F. Robbins

Mrs. Evelyn Y. Davis
Highlights and Lowlights
Watergate Office Building – Suite 215
2600 Virginia Ave., N.W.
Washington, D.C. 20037

Exhibit A
Letter dated September 17, 2007

EVELYN Y. DAVIS
Editor
HIGHLIGHTS AND LOWLIGHTS
Watergate Office Building - Suite 215
2600 Virginia Ave., N.W.
Washington, D.C. 20037

(202) 737-7755

CERTIFIED RETURN
RECEIPT REQUESTED

September 17,07

Fax and Cled

John Thain, CEO
NY STOCK EXCHANGE Euronext
11 Wall Street,NYC 10005

Dear John:

This is a formal notice to the management of NYSTOCK EXCHANGE Euronext that Mrs. Evelyn Y. Davis, who is the owner of 200 shares of common stock plans to introduce the following resolution at the forthcoming Annual Meeting of 20 08. I ask that my name and address be printed in the proxy statement, together with the text of the resolution and reasons for its introduction. I also ask that the substance of the resolution be included in the notice of the meeting.

RESOLVED: "That the Board of Directors take the necessary steps so that NO future NEW stock options are awarded to senior executive officers, nor that any current stock options are repriced or renewed (unless there was a contract to do so on some)."

REASONS: "Stock option awards have gotten out of hand in recent years, and some analysts MIGHT inflate earnings estimates, because earnings affect stock prices and stock options."

"There are other ways to "reward" senior executive officers, including giving them actual STOCK instead of options.

"Recent scandals involving CERTAIN financial institutions have pointed out how analysts can manipulate earnings estimates and stock prices."

"If you AGREE, please vote YOUR proxy FOR this resolution."

Sincerely,

Mrs Evelyn Y Davis

Mrs. Evelyn Y. Davis

CC: SEC in D.C.

John: Please acknowledge receipt of this resolution YOURSELF!!!

Cornelius M. Courtney
Associate General Counsel
Office of the Genberal Counsel

NYSE Euronext

11 Wall St
New York, New York 10005
t 212.656.5932| f 212.656.8101
ccourtney@nyse.com

RECEIVED
2008 JAN 16 AM 11:04
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 15, 2008

VIA FEDERAL EXPRESS AND E-MAIL (CFLETTERS@SEC.GOV)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

Re: NYSE Euronext
Commission File No. 001-33392
Withdrawal of Shareholder Proposal – Rule 14a-8

Ladies and Gentlemen:

Under cover of my letter dated December 28, 2007, I requested that the staff of the Division of Corporation Finance confirm that NYSE Euronext may omit from its 2008 proxy materials a shareholder proposal submitted by Mrs. Evelyn Y. Davis on September 17, 2007.

Please be advised that Mrs. Evelyn Y. Davis has withdrawn her proposal on the terms and conditions of the letter agreement attached hereto as Exhibit A. Accordingly, NYSE Euronext withdraws its request for such confirmation.

Enclosed herewith are six copies of this letter and of the letter Agreement attached hereto marked as Exhibit A. One copy of this letter and of Exhibit A is being sent to Mrs. Davis.

Thank you for your attention to this matter.

Should you have any questions or comments regarding the foregoing, please contact the undersigned at (212) 656-5932.

Very truly yours,

CM Courtney

Enclosures

cc: Rachel F. Robbins

Mrs. Evelyn Y. Davis
Highlights and Lowlights
Watergate Office Building – Suite 215
2600 Virginia Ave., N.W.
Washington, D.C. 20037

Exhibit A.

CERTIFIED RETURN RECEIPT REQUESTED

Mrs. Evelyn Y. Davis
Highlights and Lowlights
Watergate Office Building – Suite 215
2600 Virginia Ave., N.W.
Washington, D.C. 20037

January 10, 2008

Re: Shareholder Proposal

Dear Mrs. Davis:

When signed and returned by you, this letter constitutes an agreement between you and NYSE Euronext that:

(1) you withdraw the proposal you submitted to us on September 17, 2007, and consequently we will withdraw our letter to the SEC seeking approval to exclude that proposal from our 2008 proxy statement, and
(2) NYSE Euronext agrees to include in its proxy materials for 2008 the proposal and supporting statement attached to this letter as Exhibit A, and will not seek SEC approval to exclude that proposal from its 2008 proxy materials.

We will send a signed copy of this letter agreement to the SEC when we inform them that you have withdrawn your original proposal.

Of course, if you so wish, you may send us a proposal on the no stock options in any future year.

Sincerely,

[signature]

ACCEPTED AND AGREED

[signature] 1/11/08

Mrs. Evelyn Y. Davis

[Attach, as Exhibit A, a copy of her new proposal]

This is a formal notice to the management of NYSE Euronext that Mrs. Evelyn Y. Davis, who is the owner of 200 shares of common stock, plans to introduce the following resolution at the forthcoming Annual Meeting of Shareholders in 2008. I ask that my name and address be printed in the proxy statement, together with the text of the resolution and reasons for its introduction. I also ask that the substance of the resolution be included in the notice of the meeting.

RESOLVED: "That the stockholders of NYSE Euronext recommend that the Board of Directors take the necessary steps to issue a stock certificate of OWNERSHIP of NYSE EURONEXT to any shareholder who requests it and upon payment of a reasonable fee is so requested."

REASONS:

"At this time NYSE Euronext has seen fit to refuse this request, COMPELLING shareholders to accept so-called 'book-entry' only. Book-entry ownership could be subject to identity theft and/or data theft. YOU are the owner of those shares, whether large or small. Besides, hackers can get into computers or even terrorists and destroy them."

"How would YOU like to have your co-op, condo, house or other ownerships in 'book-entry' or YOUR marriage license, divorce papers or car ownership NOT in a certificate?"

This 'book-entry' is only of benefit to transfer agents, brokers, banks and corporations NOT to you as an owner. YOU are entitled to an ownership certificate to show PROOF!

Voting for this resolution will give shareholders the opportunity to have a choice of a paper stock certificate or book-entry. Many companies have adopted "choice" including Macy's, Verizon and AT&T. "If you AGREE, please mark your proxy FOR this resolution." -

END